[redacted]

SECURIT ... SION

08033240

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52535

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2007 (MM/DD/YY) AND ENDING September 30, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pension Dynamics Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2300 Co[illegible]tra [illegible] Suite 400
(No and Street)

Pleasant Hill California 94523-3955
(State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stephen J. Butler (925) 956-0505
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue Suite 170 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Stephen J. Butler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pension Dynamics Securities Corporation, as of September 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of CALIFORNIA
County of CONTRA COSTA
Subscribed and sworn (or affirmed) to before me this 16th day of October 2008 by STEPHEN J. BUTLER ~~personally known to me or~~ proved to me on the basis of satisfactory evidence to be the person(~~s~~) who appeared before me.

Claudia Bogner
Notary Public

[Signature]
Signature

President
Title

CLAUDIA BOGNER
Commission # 1549974
Notary Public - California
San Francisco County
My Comm. Expires Feb 12, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Pension Dynamics Securities Corporation

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended September 30, 2008

BREARD & ASSOCIATES, INC.
Certified Public Accountants

SEC Mail Processing Section
NOV 24 2008
Washington, DC
106

Independent Auditor's Report

Board of Directors
Pension Dynamics Securities Corporation:

We have audited the accompanying statement of financial condition of Pension Dynamics Securities Corporation (the Company) as of September 30, 2008, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pension Dynamics Securities Corporation as of September 30, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
November 20, 2008

We Focus & Care[SM]

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Pension Dynamics Securities Corporation
Statement of Financial Condition
September 30, 2008

Assets

Cash	$ 40,776
Commissions receivable	9,753
Total assets	$ 50,529

Liabilities and Stockholder's Equity

Liabilities	
Accounts payable	$ 9,753
Income tax payable	431
Total liabilities	10,184
Commitments and contingencies	–
Stockholder's equity	
Common stock, no par value, 10,000,000 shares authorized, 10,000 shares issued and outstanding	72,600
Additional paid-in capital	3,100
Accumulated deficit	(35,355)
Total stockholder's equity	40,345
Total liabilities and stockholder's equity	$ 50,529

The accompanying notes are an integral part of these financial statements.

Pension Dynamics Securities Corporation
Statement of Income
For the Year Ended September 30, 2008

Revenues	
Commissions	$ 171,108
Interest income	182
Other income	2,565
Total revenues	173,855
Expenses	
Consulting service - related party	135,457
Occupancy & equipment rental	18,000
Taxes, licenses and fees, other than income taxes	440
Other operating expenses	14,652
Total expenses	168,549
Net income (loss) before income tax provision	5,306
Income tax provision	1,447
Net income (loss)	$ 3,859

The accompanying notes are an integral part of these financial statements.

Pension Dynamics Securities Corporation
Statement of Changes in Stockholder's Equity
For the Year Ended September 30, 2008

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance at September 30, 2007	$ 72,600	$ 3,100	$ (39,214)	$ 36,486
Net income (loss)	–	–	3,859	3,859
Balance at September 30, 2008	$ 72,600	$ 3,100	$ (35,355)	$ 40,345

The accompanying notes are an integral part of these financial statements.

Pension Dynamics Securities Corporation
Statement of Cash Flows
For the Year Ended September 30, 2008

Cash flows from operating activities:		
Net income (loss)		$ 3,859
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
(Increase) decrease in:		
Commissions receivable	$ 9,605	
(Decrease) increase in:		
Accounts payable	(9,604)	
Income tax payable	431	
Total adjustments		432
Net cash provided by (used in) operating activities		4,291
Cash flows from investing activities:		–
Cash flows from financing activities:		–
Net increase (decrease) in cash		4,291
Cash, at beginning of year		36,485
Cash, at end of year		$ 40,776

Supplemental disclosures of cash flow information:

Cash paid during the year for:	
Interest	$ –
Income taxes	$ 800

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Pension Dynamics Securities Corporation (the "Company") was incorporated in the state of California on September 17, 1999. The Company is registered as a broker/dealer in securities under the Securities Exchange Act of 1934, as amended and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company operates as a retail broker/dealer in mutual funds, on a fully disclosed basis, whereby the Company does not hold customer funds or securities.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

Commissions receivable represent commissions earned on security transactions, which are recorded on the trade date basis. Commission receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns filed. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

The Company accounts for its income taxes using the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109, "Accounting for income taxes", which requires the establishment of a deferred tax asset or liability for the recognition of the future deductible or taxable amounts and operating loss and tax credit carry forwards. Deferred tax expenses or benefits are recognized as a result of the changes in the assets and liabilities during the year.

Note 2: <u>INCOME TAXES</u>

The provision for income taxes at September 30, 2008, consisted of the following:

State taxes	$	800
Federal taxes		647
Total income tax provision	$	1,447

Note 3: <u>RELATED PARTY TRANSACTIONS</u>

In December of 2000, the Company entered into a written agreement with Pension Dynamics Corporation ("PDC"), a company under common control, whereby PDC provides office space, equipment, accounting, and staffing to maintain the Company's operations. The Company agreed to pay PDC a variable amount for rent and administrative costs which could be altered quarterly should the Company fall close to its required net capital. For the year ended September 30, 2008, the Company paid $159,457 under this agreement consisting of the following amounts:

Consulting service - related party	$	135,457
Occupancy & equipment rental		18,000
Other operating expenses		6,000
	$	159,457

Note 4: <u>RECENTLY ISSUED ACCOUNTING STANDARDS</u>

Accounting for Certain Hybrid Financial Instruments

In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155 ("SFAS 155"), "Accounting for Certain Hybrid Financial Instruments, an amendment of FASB statements No. 133 and 140." The statement allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) as long as the entire instrument is valued on a fair value basis. SFAS 155 also resolves and clarifies other specific issues contained in SFAS 133 and 140. The statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after December 15, 2006. The adoption of SFAS 155 has not had a material impact upon the Company's financial statements.

Accounting for Uncertainty in Income Taxes

In June 2006 the FASB issued Financial Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109." which prescribes a

Note 4: <u>RECENTLY ISSUED ACCOUNTING STANDARDS</u> (Continued)

recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires that the Company recognize in its financial statements the impact of a tax position if it is more likely than not that such position will be sustained on audit based on its technical merits. This interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The effective date of the provisions of FIN 48 for all nonpublic companies has been postponed to fiscal years beginning after December 15, 2007. The Company is currently evaluating the impact of this statement, but does not expect that it will have a material impact upon the Company's financial statements.

Fair Value Measurements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 ("SFAS 157"), "Fair Value Measurements". The statement defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those pronouncements that fair value is a relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of this statement, but does not expect the pronouncement will have a material impact upon the Company's financial statements.

Retirement Plans

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements Nos. 87, 106, and 132(R)" ("SFAS 158"). SFAS 158 requires companies to recognize on a prospective basis the funded status of their defined benefit pension and postretirement plans as an asset or liability and to recognize changes in that funded status in the year in which the changes occur as a component of other comprehensive income, net of tax. The effective date of the pronouncement is a function of whether the Company's equity securities are traded publicly. If the entity has publicly traded securities, the effective date is for fiscal years ending after December 15, 2006. Entities without publicly traded securities must adopt the standard for fiscal years ending after June 15, 2007. Adoption of the new standard has not had a material effect on the Company's financial statements.

Note 4: <u>RECENTLY ISSUED ACCOUNTING STANDARDS</u> (Continued)

Fair Value Option

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 ("SFAS 159"), "Fair Value Option for Financial Assets and Financial Liabilities-including an amendment of FASB Statement No. 115". SFAS 159 is expected to expand the use of fair value accounting but does not affect existing standards which require certain assets or liabilities to be carried at fair value. The objective of this pronouncement is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Under SFAS 159, a company may choose at specified election dates, to measure eligible items at fair value and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of this statement, but does not expect that it will have a material impact upon the Company's financial statements.

Note 5: <u>COMMITMENTS AND CONTINGENCIES</u>

During the fiscal year ended September 30, 2006, the Company was notified by the Internal Revenue Service ("IRS") that it had filed the incorrect tax returns for the tax years 2003 and 2004. The Company reported its taxable earnings on form 1120. The IRS informed the Company that it was required to report its earnings on form 1120S, the standard form for Corporations which have made the "S" election. The Company elected to be an S Corporation shortly after its formation, and accordingly should have its income taxed under Section 1362 of the Internal Revenue Code, which provides that in lieu of corporate income taxes, the Stockholder(s) is taxed on the Company's taxable income.

Since its inception the Company has filed its earnings with the IRS on form 1120. Although all past returns have apparently been in error, the IRS has only inquired about the 2003 and 2004 tax returns. The Company has appealed the IRS letter in hopes of not having to amend its tax returns. These financial statements contain no adjustments for any potential impact caused by amending prior tax returns. The initial result of which would be the refund all of IRS taxes paid.

Pension Dynamics Securities Corporation
Notes to Financial Statements
September 30, 2008

Note 6: <u>NET CAPITAL REQUIREMENTS</u>

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on September 30, 2008, the Company had net capital of $40,345, which was $15,345 in excess of its required net capital of $25,000; and the Company's ratio of aggregate indebtedness ($10,184) to net capital was 0.25 to 1, which is less than the 15 to 1 maximum ratio allowed.

Note 7: <u>RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS</u>

There was a $431 difference between the computation of net capital under net capital SEC Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$ 40,776
Adjustments:		
Accumulated deficit	$ (431)	
Total adjustments		(431)
Net capital per audited statements		$ 40,345

Pension Dynamics Securities Corporation
Schedule I-Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of Year Ended September 30, 2008

Computation of net capital

Stockholder's equity		
Common stock	$ 72,600	
Additional paid-in capital	3,100	
Accumulated deficit	(35,355)	
Total stockholder's equity		$ 40,345
Net adjustments to capital		-
Net capital		40,345

Computation of net capital requirements

Minimum net capital requirements		
6 ⅔ percent of net aggregate indebtedness	$ 679	
Minimum dollar net capital required	$ 25,000	
Net capital required (greater of above)		25,000
Excess (deficient) net capital		$ 15,345
Ratio of aggregate indebtedness to net capital	0.25:1	

There was a difference of $431 between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated September 30, 2008. See Note 7.

Pension Dynamics Securities Corporation
Schedule II-Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of September 30, 2008

A computation of reserve requirements is not applicable to Pension Dynamics Securities Corporation as the Company qualifies for exemption under rule 15c3-3 (k)(2)(i).

See independent auditor's report.

Pension Dynamics Securities Corporation
Schedule III-Information Relating to Possession or Control
Requirements Under to Rule 15c3-3
As of September 30, 2008

Information relating to possession or control requirements is not applicable to Pension Dynamics Sêcurities Corporation as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

See independent auditor's report.

Pension Dynamics Securities Corporation

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended September 30, 2008

Board of Directors
Pension Dynamics Securities Corporation:

In planning and performing our audit of the financial statements of Pension Dynamics Securities Corporation (the Company), as of and for the year ended September 30, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
November 20, 2008

END